Exhibit 21.01

SUBSIDIARIES OF THE COMPANY

Subsidiary	Jurisdiction of Incorporation/Formation
MegaWest Energy (USA) Corp.	Nevada

MegaWest Energy Kentucky Corp.	Delaware

MegaWest Energy Missouri Corp.	Delaware

MegaWest Energy Kansas Corp.	Delaware

MegaWest Energy Texas Corp.	Delaware

MegaWest Energy Montana Corp.	Delaware

Petro River Oil, LLC	Delaware

Petro River Operating, LLC	Delaware